UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Intelligent Lighting & Electronics, Inc.

File No. 000-53018 - CF#24623

China Intelligent Lighting & Electronics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 19, 2010.

Based on representations by China Intelligent Lighting & Electronics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through January 22, 2015
Exhibit 10.7(a)	through January 22, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel